Assumptions

1. Income statement: Income and expenditure relating to permits not purchased as part of the acquisition of Arrowhead Energy Limited (Arrowhad) have been eliminated from the consolidation

2. Income statement: Income statement for Arrowhead translated from NZ dollars to US dollars at the average exchange rate for the period (0.6418)

3. Income statement: Arrowhead’s year end was the 31 March. For the purposes of this exercise, a quarter of the 31 March 2006 year end result has been included in the restated consolidated statements of Austral Pacific.

4. Balance Sheet: Assets and liabilities at date of acquisition have been consolidated in the 30 September 2006 balance sheet. This is to insure assets and liabilities not purchased as part of the acquisition are correctly eliminated

5. Balance Sheet: The purchase of Arrowhead was financed though a loan. For the purposes of this excerise this loan has been included in the balance sheet

6. Balance sheet: The corresponding entry for recording the loss generated by Arrowhead over the period in retained earnings in the baalnce sheet has been posted to accrued liabilities.

AUSTRAL PACIFIC ENERGY LIMITED
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)

	Restated 30 September Unaudited 2006 $	31 December Audited 2005 $
Production income
Oil and gas sales	376,430	1,779,454
Miscellaneous Production Revenue	2,753
Royalties	(30,697)	(74,930)
Net Revenue	348,486	1,704,524

Expenses
General and administrative expenses (Section 2.5)	(2,526,651)	(2,960,372)
Stock compensation expense	(403,918)	(674,971)
Accretion expense	(20,157)	(18,196)
Foreign exchange gain/(loss)	182,314	(791,234)
Production costs	(50,828)	(848,174)
Depletion	(124,273)	(365,241)
Amortisation	(72,106)	(51,034)
Interest expense	(143,353)	(163)
Impairment of oil and gas properties	(12,357)	(438,263)

Total Expenses	(3,171,329)	(6,147,648)

Net loss for the period before other income	(2,822,842)	(4,443,124)

Other Income
Interest income	352,808	460,411
Joint venture recoveries	769,494	1,093,417
Miscellaneous revenue	0	83,612

Total Other Income	1,122,302	1,637,440

Net loss for the period	(1,700,541)	(2,805,684)

Deficit—beginning of period	(19,850,678)	(17,044,994)

Deficit—end of period	(21,551,219)	(19,850,678)

Basic loss per share	(0.07)	(0.14)

AUSTRAL PACIFIC ENERGY LIMITED
Consolidated Interim Statements of Operations and Deficit
0

	Group ex Arrow	Arrowhead	Consolidated
Production income
Oil and gas sales	376,430		376,430
Miscellaneous Production Revenue	2,753		2,753
Royalties	(17,457)	(13,240)	(30,697)
Net Revenue	361,726	(13,240)	348,486

Expenses
General and administrative expenses (Section 2.5)	(2,396,953)	(129,698)	(2,526,651)
Stock compensation expense	(403,918)		(403,918)
Accretion expense	(20,157)		(20,157)
Foreign exchange gain/(loss)	182,314		182,314
Production costs	(50,828)		(50,828)
Depletion	(124,273)		(124,273)
Amortisation	(72,106)		(72,106)
Interest expense	(184)	(143,169)	(143,353)
Impairment of oil and gas properties	(12,357)		(12,357)

Total Expenses	(2,898,462)	(272,867)	(3,171,329)

Net loss for the period before other income	(2,536,736)

Other Income
Interest income	350,139	2,669	352,808
Joint venture recoveries	769,494		769,494
Miscellaneous revenue	0		0

Total Other Income	1,119,633	2,669	1,122,302

Net loss for the period	(1,417,103)	(283,438)	(1,700,541)

Deficit—beginning of period	(19,850,678)	0	(19,850,678)

Deficit—end of period	(21,267,781)	(283,438)	(21,551,219)

Basic loss per share	(0.06)		(0.07)

NOTE 12—Loss per share

Earnings per share year to date                              22,735,599 see Sept 06 indo Can Consol for weighted average number shares cal

Loss for period	(1,700,541)

Loss per share	(0.07)

	Note	6 Months to 30 September 2006 NZ$	9 Months to 30 September 2006 NZ$	Less permits not purchased 2006 NZ$	Exchange rate at 30 September 2006	P&L restated for report purposes 2006 NZ$
Sales
Oil & Gas Revenues		—
		—
Less Cost of Sales
Production Costs		—
Royalties		—
Total Cost of Sales		—

Gross Profit		—

Other Income
Interest Received		606	4,158		0.6418	2,669
Surplus on Sale of PEP38259	4	186,503	186,503	186,503		—
Total Other Income		187,109				2,669

Total Revenue		187,109				2,669

Less Expenses
Brokerage Fees		(87,400)	(40,450)		0.6418	25,961
Impairment Write Off—Exploration & Evaluation Expenditure	4	553,694	553,694	553,694		—
Interest—Bank		23	27		0.6418	17
Interest—Other		88,422	88,422		0.6418	56,749
Interest—Special Class Securities		17,250	134,625		0.6418	86,402
Legal Fees—Asset Acquisition		41,055	55,891		0.6418	35,871
Legal Fees—Capital Raising		12,772	64,945		0.6418	41,681
Legal Fees—Other		28,280	28,280		0.6418	18,150
Permit Report & Valuations		—	5,102		0.6418	3,274
Royalties		20,629	20,629		0.6418	13,240
General and Administration Expenses (per schedule)		5,558	88,317		0.6418	56,682
Total Expenses		680,283	999,482			286,106

Net Deficit before Income Tax Expense		(493,174)	(999,482)			(283,438)

Income Tax Expense		—	—

Net Deficit attributable to Equity Holders		($493,174)	($999,482)			($283,438)

AUSTRAL PACIFIC ENERGY LIMITED
Consolidated Balance Sheets
(Expressed in United States Dollars)

	Restated As at 30 September Unaudited 2006 $	31 December Audited 2005 $
Assets

Current
Cash and cash equivalents	6,013,213	15,339,906
Accounts receivable	1,126,413	746,165
Inventory	781,091	474,777
Prepaid expenses and deposits	103,172	217,910
	8,023,889	16,778,758
Non-current
Investments	83,612	83,612
Plant and equipment	1,681,603	540,004
Goodwill	2,018,969	0
Oil and gas properties	31,284,115	10,804,688
	35,068,299	11,428,304

Total Assets	43,092,188	28,207,062

Liabilities

Current
Accounts payable and accrued liabilities	1,890,473	1,941,606
	1,890,473	1,941,606
Non-current
Prepaid gas revenue	3,283,424	1,255,796
Asset retirement obligations	343,962	337,075
Loan	12,081,482	0
Deferred Tax	2,018,969	0
	17,727,837	1,592,871
Total Liabilities	19,618,310	3,534,477

Stockholders’ Equity
Issued and outstanding 22,744,787 shares	43,603,510	43,499,296
Contributed surplus	1,138,150	1,023,967
Accumulated deficit	–21,267,781	(19,850,678)

Total Stockholders’ Equity	23,473,878	24,672,585

Total Liabilities and Stockholders’ Equity	43,092,188	28,207,062

AUSTRAL PACIFIC ENERGY LIMITED
Consolidated Balance Sheets
(Expressed in United States Dollars)

	As at
	Group ex Arrow	Arrow per year end consol	Record loan for acquisition	Record trade to september	Consolidated revised bal
Assets

Current
Cash and cash equivalents	5,956,712	56,501			6,013,213
Accounts receivable	1,123,109	3,304			1,126,413
Inventory	781,091				781,091
Prepaid expenses and deposits	103,172				103,172
	7,964,084	59,805			8,023,889
Non-current
Investments	83,612				83,612
Plant and equipment	1,681,603				1,681,603
Goodwill		2,018,969			2,018,969
Oil and gas properties	16,946,539	14,337,576			31,284,115
	18,711,754	16,356,545			35,068,299
Total Assets	26,675,838	16,416,350			43,092,188

Liabilities

Current
Accounts payable and accrued liabilities	1,370,037	236,998		283,438	1,890,473
	1,370,037	236,998			1,890,473
Non-current
Prepaid gas revenue	1,204,523	2,078,901			3,283,424
Asset retirement obligations	343,962				343,962
Loan			12,081,482		12,081,482
Deferred Tax		2,018,969			2,018,969
	1,548,485	4,097,870			17,727,837
Total Liabilities	2,918,522	4,334,868			19,618,310
Stockholders’ Equity
Issued and outstanding 22,744,787 shares	43,603,510				43,603,510
Contributed surplus	1,421,587			–283,438	1,138,150
Accumulated deficit	(21,267,781)				–21,267,781
Total Stockholders’ Equity	23,757,316	0	12,081,482	0	23,473,878
Total Liabilities and Stockholders’ Equity	26,675,838	4,334,868			43,092,188	–16,416,350
	–0	12,081,482		–0
			year end position	35,993,671		7,098,517
						6,546,231	share issue
						552,286